

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 3, 2023

Jeffrey Church
Chief Financial Officer
Imunon, Inc.
997 Lenox Drive, Suite 100
Lawrenceville, NJ 08648

      **Re: Imunon, Inc.
          Form 10-K for the fiscal year ended December 31, 2022
          Filed March 30, 2023
          File No. 001-15911**

Dear Jeffrey Church:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

Management's Discussion and Analysis of Financial Conditions and Results of Operations
Results of Operations
Research and Development Expenses, page 60

1.   Please revise your future filings to break out the development costs incurred during each period presented related to IMNN-001 and PLACCINE separately. If you do not track your research and development costs by program or platform, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project or program. For amounts that are not tracked by project or program, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development expense on the Statements of Operations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences